SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Rajindar Singh

Baring Private Equity Asia V Holding (4) Limited

112 Robinson Road #11-03

Singapore 069802

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia V Holding (4) Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,884,080[1]
	8	Shared voting power 0
	9	Sole dispositive power 2,884,080[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,884,080[2]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%[3]
14	Type of reporting person (see instructions) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (4) Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Campus Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,944,600[1]
	8	Shared voting power 0
	9	Sole dispositive power 11,944,600[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,944,600[2]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 8.1%[3]
14	Type of reporting person (see instructions) CO

[1]	All such shares are directly owned by Campus Holdings Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,828,680
	9	Sole dispositive power 0
	10	Shared dispositive power 14,828,680
11	Aggregate amount beneficially owned by each reporting person 14,828,680[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.0%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,828,680
	9	Sole dispositive power 0
	10	Shared dispositive power 14,828,680
11	Aggregate amount beneficially owned by each reporting person 14,828,680[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.0%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,828,680
	9	Sole dispositive power 0
	10	Shared dispositive power 14,828,680
11	Aggregate amount beneficially owned by each reporting person 14,828,680[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.0%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,828,680
	9	Sole dispositive power 0
	10	Shared dispositive power 14,828,680
11	Aggregate amount beneficially owned by each reporting person 14,828,680[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.0%[2]
14	Type of reporting person (see instructions) CO

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Jean Eric Salata
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,828,680
	9	Sole dispositive power 0
	10	Shared dispositive power 14,828,680
11	Aggregate amount beneficially owned by each reporting person 14,828,680[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.0%[2]
14	Type of reporting person (see instructions) IN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 (this Amendment) to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (Class A Shares) and the American depositary shares (ADSs) of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011, Amendment No. 2 filed with the SEC on March 19, 2012 and Amendment No. 3 filed with the SEC on March 15, 2013 (the Schedule 13D), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the Reporting Persons), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 25, 2013, Baring LP sent a letter (the March 25 Letter) to the Issuer’s board of directors (the Board) withdrawing its prior non-binding proposal to acquire the Issuer (the Proposal) submitted on March 15, 2013. The March 25 Letter noted that in the ten days since the submission of the Proposal, three of the four independent directors and the Issuer’s auditors had resigned, and concluded that it would not be possible to proceed with the proposed transaction set forth in the Proposal.

The Reporting Persons will continue to monitor developments at the Issuer and reserve the right to take actions that relate to or may result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, purchasing or disposing of Issuer Securities in public or private transactions, discussing or pursuing potential transactions involving the Issuer with current shareholders or other potential participants, discussing the Issuer’s business, operations, financial condition and strategic alternatives (including a going-private transaction) with the Issuer, or conducting due diligence with respect to the Issuer.

The information set forth in this Item 4 is qualified in its entirety by reference to the March 25 Letter, which is filed herewith as Exhibit 7.07 and which is incorporated by reference in its entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibit:

Exhibit 7.07	Letter to the Board of Directors of Ambow Education Holding Ltd., dated March 25, 2013

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2013

Baring Private Equity Asia V Holding (4) Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

Campus Holdings Limited

By:	/s/ Rajindar Singh
Name:	Rajindar Singh
Title:	Director

The Baring Asia Private Equity Fund V, L.P.
By: Baring Private Equity Asia GP V, L.P. acting as its general partner
By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.
By: Baring Private Equity Asia GP V, L.P. acting as its general partner
By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Christian Wang
Name:	Christian Wang
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Ramesh Awatersing
Name:	Ramesh Awatersing
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata